Exhibit 14(a)

BLACKROCK FUNDS VI

RULE 18f-3 MULTI-CLASS PLAN

I.	Introduction.

Pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), this Rule 18f-3 Multi-Class Plan (the “Plan”) sets forth the method for allocating fees and expenses among each class of shares in the separate investment portfolios (the “Funds”) of BlackRock Funds VI (the “Trust”). In addition, the Plan sets forth the distribution fees, administration fees (including shareholder servicing fees and processing fees), minimum investments, maximum initial sales charges, contingent deferred sales charges (“CDSCs”), conversion features, exchange privileges and other features applicable to each class of shares of the Funds.

The Trust is an open-end series investment company registered under the 1940 Act, the shares of which are registered on Form N-lA under the Securities Act of 1933, as amended. The Trust hereby elects to offer multiple classes of shares of the Funds pursuant to the provisions of Rule 18f-3 and the Plan. Appendix A, as it may be amended from time to time, lists the Funds that have approved the Plan and the classes of each such Fund.

II.	Allocation of Expenses.

A. Mandatory Class Expenses. Pursuant to Rule 18f-3 under the 1940 Act, the Trust allocates to each class of shares of a Fund: (i) any fees and expenses incurred by the Fund in connection with the distribution or servicing of such class of shares under a distribution plan or services plan adopted for such class of shares pursuant to Rule 12b-l under the 1940 Act; and (ii) any fees and expenses under the Fund’s shareholder servicing plan or its shareholder servicing and processing plan in connection with the provision of shareholder servicing and/or processing services to the holders of such class of shares (which fees and expenses are payable by BlackRock Advisors, LLC, each Fund’s administrator (the “Administrator”)), pursuant to the applicable Administration Agreements between the Trust and the Administrator.

B. Discretionary Class Expenses. In addition, pursuant to Rule 18f-3, the Trust may allocate the following fees and expenses to a particular class of shares of a Fund:

(i)	transfer agent fees identified by the transfer agent as being attributable to such class of shares;

(ii)	printing and postage expenses related to preparing and distributing materials such as shareholder reports, notices, prospectuses, reports, and proxies to current shareholders of that class or to regulatory agencies with respect to such class of shares;

(iii)	blue sky notification or other filing fees incurred with respect to such class of shares;

(iv)	Securities and Exchange Commission registration fees incurred with respect to such class of shares;

(v)	the expense of administrative personnel and services (including, but not limited to, those of a portfolio accountant, custodian or dividend paying agent charged with calculating net asset values or determining or paying dividends) as required to support the shareholders of such class of shares;

(vi)	litigation or other legal expenses incurred with respect to such class of shares;

(vii)	fees of the Trust’s Trustees incurred with respect to matters affecting such class of shares;

(viii)	independent accountants’ fees incurred with respect to such class of shares; and

(ix)	any other fees and expenses, not including advisory or custodial fees or other expenses related to the management of the Fund’s assets, incurred with respect to such class of shares.

For all purposes under this Plan, fees and expenses incurred “with respect to” a class of shares are those fees and expenses that are actually incurred in a different amount by the class or that relate to a different kind or degree of services provided to the class.

Notwithstanding any other provision of this Plan, the Trust, as contemplated by Subsection II.B, allocates to each class of shares of a Fund administration fees incurred pursuant to the Administration Agreement with respect to such class based on fees and expenses that are actually incurred in a different amount by the class or that relate to a different kind or degree of services provided to the class, as described in Section III below.

C. Relative Net Asset Value Allocation. Income, realized and unrealized capital gains and losses, and any expenses of a Fund not allocable to a particular class of the Fund pursuant to this Plan shall be allocated to each class of the Fund based upon the relative net asset value of that class in relation to the aggregate net asset value of the Fund.

D. Waivers and Reimbursements. In certain cases, a service provider for a Fund may waive or reimburse all or a portion of the expenses of a specific class of shares of the Fund. The Board of Trustees of the Trust will monitor any such waivers or reimbursements to ensure that they do not generate inappropriate cross-subsidization between classes.

III.	Class Arrangements.

Appendix A summarizes the various features applicable to a particular class of shares of each Fund, including, where applicable, Rule 12b-l distribution fees, administration fees (including shareholder servicing fees and processing fees), investment minimums, maximum initial sales charges, CDSCs, conversion features and exchange privileges. In view of the different scale and cost of meeting servicing demands for accounts that vary by size or type (e.g., retirement plans) and differing arrangements offered by intermediaries for different types of accounts (e.g., omnibus v. direct accounts), the administration fees (including shareholder servicing fees and processing fees) and minimum initial investments vary among the classes of the Funds. In addition, in view of the distribution arrangements applicable to certain classes of the Funds (e.g., distribution to the retirement market), those classes of the Funds are subject to 12b-l fees as set forth in Appendix A. Additional details and restrictions regarding such fees, features, services and distribution arrangements are set forth in the relevant Fund’s current

Prospectus and Statement of Additional Information. Except as set forth in this Plan or, with respect to voting, in the Trust’s Declaration of Trust, each class of shares of a Fund will have the same relative rights and privileges and be subject to the same fees and expenses.

IV.	Board Review.

The Board of Trustees of the Trust shall review the Plan as it deems necessary. Prior to any material amendment(s) to the Plan with respect to any Fund’s shares, the Trust’s Board of Trustees, including a majority of the Trustees that are not “interested persons” of the Trust (as defined in the 1940 Act), shall find that the Plan, as proposed to be amended (including any proposed amendments to the method of allocating class and/or fund expenses), is in the best interest of each class of shares of the Fund individually and the Fund as a whole. In considering whether to approve any proposed amendment(s) to the Plan, the Trustees of the Trust shall request and evaluate such information as they consider reasonably necessary to evaluate the proposed amendment(s) to the Plan.

Approved by the Board of Trustees of BlackRock Funds VI on May 18, 2018.